April 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jason L. Drory
Ms. Laura Crotty

Re:	Verastem, Inc.
Registration Statement on Form S-3
Filed March 23, 2023
File No. 333-270794

Dear Mr. Drory and Ms. Crotty:

We are submitting this letter on behalf of Verastem, Inc. (the “Company”) in response to the written comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 31, 2023, with regards to the Company’s Registration Statement on Form S-3 filed with the Commission on March 23, 2023 (the “Registration Statement”). In addition, in connection with this letter response, we hereby transmit via EDGAR for filing with the Commission Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. The Registration Statement has been revised in response to the Staff’s comments.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.

Registration Statement on Form S-3 filed March 23, 2023

General

Question 139.11 of our Securities Act Sections Compliance and Disclosure Interpretations details the circumstances under which the issuance of a convertible security meets the conditions under which a company may file a registration statement for the resale of privately placed securities before their actual issuance and states that closing conditions relating to the market price of the company’s securities are unacceptable conditions. Here, in relation to the second tranche of shares to be registered we note a closing condition relating to the shares' market price. Please provide us with a detailed analysis to support your conclusion that registration of the second tranche is appropriate at this time.

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in Amendment No. 1 to the Registration Statement it has removed any reference to the up to 944,160 shares of the Company’s Series B convertible preferred stock (the “Second Tranche Shares”) that may be issued pursuant to the Securities Purchase Agreement, dated as of January 24, 2023, among the Company and the purchasers party thereto, as well as any reference to the common stock that would be issuable upon conversion of the Second Tranche Shares.

*           *           *

Please do not hesitate to contact me at (617) 235-4961 if you have any questions.

Sincerely,

/s/ Thomas J. Danielski
Thomas J. Danielski

cc:	Brian Stuglik (Verastem, Inc.)